SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)
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MOOG INC.
(Name of Issuer)
Class B Common Stock, $1.00 per share
(Title of class of securities)

CUSIP NO. 615394301
(CUSIP number)
Donald R. Fishback
Vice President-Finance and Chief Financial Officer
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000
(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to:
John D. Hendrick
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000

March 29, 2019
(Date of event which requires filing of this statement)
________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []
________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________________________________________________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 607495108	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 876,170
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 876,170
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,170
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.13%[1]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

1 Based on 4,147,068 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share (the "Class B Stock"), outstanding on March 1, 2019, as provided by the Issuer.

CUSIP NO. 607495108	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: John D. Hendrick, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 876,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 876,170
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,170
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.13%[2]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

2 Based on 4,147,068 voting shares of the Issuer’s Class B Stock outstanding on March 1, 2019, as provided by the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on August 31, 2018.
This Amendment No. 1 is being filed to reflect the appointment of John D. Hendrick as the trustee of the Trust (as defined herein) on March 29, 2019, as described in Item 2 below. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

(a) This Statement is filed by the Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015 (the “Trust”) and by John D. Hendrick in his capacity as trustee of the Trust (the “Trustee”).

(b) The address of the principal business office of the Trust is 400 Jamison Road, East Aurora, New York 14052-0018. The Trustee’s business address is 400 Jamison Road, East Aurora, New York 14052-0018.

(c) The assets of the Trust are held for the benefit of the participants in the Moog Inc. Plan to Equalize Retirement Income and Supplemental Retirement Plan effective August 9, 2017 (the “SERP”). The Trust was established on March 16, 1992 as a funding vehicle for the SERP, and the assets of the Trust, including the shares of Class B Stock held by the Trust, are available to fund the Issuer’s obligations under the SERP. John D. Hendrick is the Trustee of the Trust.

(d) During the last five years, neither the Trust, the SERP nor John D. Hendrick has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Trust, the SERP nor John D. Hendrick has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected it or him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is organized under the laws of the State of New York. John D. Hendrick is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows:

(a) The Trust beneficially owns 876,170 shares of Class B Stock, which equals 21.13% of the outstanding Class B Stock, based on 4,147,068 voting shares of the Issuer’s Class B Stock outstanding on March 1, 2019. The Trustee does not beneficially own any shares of Class B Stock on an individual basis.

(b) The Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 876,170 shares of Class B Stock held by the Trust. The Trustee does not share voting power or dispositive with any person with respect to any shares of Class B Stock held by the Trust.

(c) No shares of Class B Stock were acquired or sold by the Trust during the sixty (60) preceding the date of this Amendment No.1. No shares of Class B Stock were acquired or sold by the Trustee during the sixty (60) preceding the date of this Amendment No.1.

[ signature page follows ]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2019

JOHN D. HENDRICK, INDIVIDUALLY AND AS TRUSTEE OF THE MOOG INC. SUPPLEMENTAL RETIREMENT PLAN TRUST, as amended and restated effective January 1, 2015

By:     /s/ John D. Hendrick
John D. Hendrick, individually and as Trustee